

Jim Ritchie

AEONrv Investors - Important



Jim Ritchie
To: Jeff Heut

Dear AEONrv Investors,

As I mentioned in our Q2-24 investor update email, we are kicking off an equity crowdfunding fundraise on Wefunder to raise up to $3M at a $33M pre-money valuation (selling up to 1M shares of Series A Preferred Stock at $3/share). We are also converting the company from a Nevada LLC to a Nevada C-Corp and doing a 10 for 1 stock split before selling these shares to the public.

Fundraising on Wefunder is a bit different from traditional accredited investors investing in startups as the regulations allow us to raise up to $5M from thousands of investors with the minimum investment of only $100. This FAQ has good info for potential investors. This is an equity investment so the investor will own stock. However, each investor does not go on the capitalization table. Instead, a special purpose investment vehicle (SPV) is created with a lead investor that has the voting rights for the entire group of investors.

Right now we are in the "soft-launch" phase, but people can today go on Wefunder to create an account and make a pledge to invest. This is just a pledge at this time and there is no hard commitment until we go out with our public launch targeted for August 15th and these investors can then make a hard commitment. However, before we can publicly launch we need to achieve 2 goals:

1. Reach a minimum of $50k, ideally $100k, in "soft-phase" investment commitments. This is required before we can launch and before Wefunder will market our offering to their investor community. In addition, we need this to show traction and momentum.

2. Secure a lead investor. I'm still interviewing lead investors and if you are potentially interested let me know. I'll be reaching out to individuals I think would be a good candidate. See below for more details.

So what does this mean to me?

1. If we can raise our minimum of $600,000, your existing investment in the SAFE will convert at the post-money valuation cap of $20M to a version of the Preferred Series A Stock, with a liquidation preference that takes into account the lower price you paid for the Series A Stock. The price at conversion for your shares would be $1.73/share so you will have an immediate 73% paper gain versus the $3/share price new investors are paying. For example, if you invested $50k in the SAFE you'd receive 28,902 shares of the Series A Preferred Stock worth $86,706 at $3/share. Your percentage ownership will also be diluted by about 10% taking into account the new shares we are selling as well as new stock grants we are making to employees.

2. If we don't raise the minimum of $600k then the SAFE won't convert until we can raise outside capital at some unknown time in the future. In addition, we really need the full $3M to help accelerate our growth by doubling our manufacturing space and tripling our unit output next year with a goal to do $25-$30M in 2025 revenue or 3x of this year's expected revenue.

3. Therefore, it is both in the company's, and your best interest as an investor, to help us in this fundraising effort.

What can you do to help?

1. Spread the word and encourage all your friends, family and co-workers to take a look at investing. As mentioned above, we are in the "soft-launch" phase, but people can today go on Wefunder to create an account and make a pledge to invest before our public launch on August 15th. Can each of you reach out to at least 50 people? All you have to do is send this simple email or something similar:

Hi XXX,

I'm an early investor in AEONrv (and I've invested $XXX). They are raising additional money on Wefunder. The minimum to invest is only $100 and I thought you might be interested. Feel free to pass this along and share with others.

Thanks,
XXXX

2. Invest more yourself. This is very important for signalling purposes to attract more outside investors and I'd like to encourage all of you to try to invest an additional 10% minimum of what you initially invested in the SAFE. This will also allow you to maintain your pro rata rights or ownership position. If you believe in the long term potential of the company you are certainly encouraged to invest more.
NOTE: As an existing investor you won't invest via the Wefunder platform, but directly with us. You will get the same investment terms, but with the added benefit of being directly on the cap table. Wefunder will update the amount we have raised from you directly. Just respond to this email with the amount you want to invest instead of making an investment with Wefunder directly.

3. Create an endorsement on Wefunder where you extol the virtues of the company and the product. This is important and I'd really like all of you to make this effort as this type of social signalling is important.

4. Allow me to list you as a Feature Investor on our investment page.

5. Once we do our public launch, please re-share our social media postings on your social media channels and forward our emails to friends, family, etc. you think might be interested in investing ($100 minimum). We'll be forwarding info to you in this regard.

This effort is extremely important to our long term success and we really appreciate your efforts. If you have any questions just respond here. Note: Jeff Heutmaker is on this email and is our corporate lawyer so can answer any legal questions.

Thanks for your support,

Jim Ritchie
CEO AEONrv



https://aeonrv.com
Join AEONrv on Our Next Big Adventure!
🚀 Learn More on Wefunder: Invest Now

1 Minute Intro Video
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We are looking for a lead investor, which we need to raise money on Wefunder. The lead investor invests in our SPV, signals to the public that our company is worthy of investment, and signs some contracts upfront agreeing to hold the voting rights for all the individuals in the SPV. They don't have to do anything else, unless there is a need to take a corporate action that triggers a vote among the investors.

We are looking for someone that is interested in our business, that we can trust to do the right thing in supporting the other investors and the company, and is willing to invest at least $10k in this round and has a minimum total of $50k invested in the company. The lead investor also could likely be asked to join the board of directors in the future.

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.